September 22, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed September 8, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated September 16, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 7 to the Registration Statement on Form S-1 filed September 8, 2022 (“Amendment No. 7”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 8 to the Registration Statement (“Amendment No. 8”). For your convenience we will deliver a copy of Amendment No. 8 as well as a copy of Amendment No. 8 marked to show all changes made since the filing of Amendment No. 7.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 8 unless otherwise specified.

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1.We note your response to prior comment one and reissue in part. We note the disclosure that the Warrants will be subject to redemption at the option of the Company at any time which they are exercisable and prior to their expiration at the price of $0.01 per share "and subject to certain other conditions set forth in the Warrants." Please revise to disclose on the cover page, or at another appropriate section, the "conditions" for redemption set forth in the Warrants. If there are no other conditions, please clarify your disclosure.

Response: The Company notes that its previous disclosure on the cover page and in other locations throughout Amendment No. 7 included the main redemption condition, which stated in part that the Company’s ability to exercise its redemption option was contingent upon “the Company’s Class A common stock’s volume weighted average price over ten consecutive days prior to the notice of redemption is at least $     (200% of the initial exercise price of the Warrants).”

In response to the Staff’s comment, the Company believes the appropriate section discuss additional conditions of the redemption provision, which are set forth in greater detail on Exhibit 4.1 to the Registration Statement, is within “Description of Securities” under Warrants to be Issued in this Offering at page 82. The Company has updated the Redemption paragraph to read as follows:

“Redemption. The Warrants will be subject to redemption at the option of the Company at any time which they are exercisable and prior to their expiration at the price of $0.01 per share provided our Class A common stock’s volume weighted average price over ten consecutive days prior to the notice of redemption is at least $      (200% of the initial exercise price of the Warrants). In addition to the volume weighted average price condition, the redemption shall only be permitted if (i) no Equity Conditions Failure exists (as defined in the Warrants), (ii) (x) there is an effective registration statement, and current prospectus relating thereto, covering the Class A common stock issuable upon exercise of the Warrants, or (y) the Company elects to require the exercise of the Warrants via cashless exercise (as further described in the Warrants), and (iii) if and when the Warrants become redeemable by the Company, the Company may not redeem if (a) the issuance of Class A common stock upon exercise of the Warrants is not exempt from registration or qualification under state blue sky laws or the Company is unable to effect such registration or qualification, or (b) the exercise would cause a holder of Warrants to exceed the Redemption Limitation (set forth in the Warrants).”

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan